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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934.

KERR-MCGEE CORPORATION
(Name of Subject Company (Issuer))

KERR-MCGEE CORPORATION (ISSUER)
(Name of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $1.00 per share
(Title of Class of Securities)

492386107
(CUSIP Number of Class of Securities)

Gregory F. Pilcher
Senior Vice President,
General Counsel and Secretary
Kerr-McGee Corporation
Kerr-McGee Center
Oklahoma City, Oklahoma 73125
(405) 270-1313
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Scott F. Smith
Stephen A. Infante
Covington & Burling
1330 Avenue of the Americas
New York, New York 10019
(212) 841-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,002,000,000	$471,036

*
Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 43,500,000 outstanding shares of Common Stock at the maximum tender offer price of $92.00 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission, equals $117.70 per million of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$471,036
Form or Registration No.:	Schedule TO
Filing Party:	Kerr-McGee Corporation
Date Filed:	April 18, 2005
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.
  ☒
  issuer tender offer subject to Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on April 18, 2005, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement filed with the Commission on April 26, 2005, Amendment No. 2 to the Tender Offer Statement filed with the Commission on April 27, 2005 and Amendment No. 3 to the Tender Offer Statement filed with the Commission on April 28, 2005 (the "Schedule TO"), by Kerr-McGee Corporation, a Delaware corporation ("Kerr-McGee" or the "Company"), relating to the offer by the Company to purchase up to 43,500,000 shares of its common stock, par value $1.00 per share (the "Shares"), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price not greater than $92.00 nor less than $85.00 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2005, and in the related Letter of Transmittal (which together, as amended or supplemented from time to time, constitute the "Offer"). This Amendment No. 4 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the Related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

        The information contained in the Offer is incorporated in this Amendment No. 4 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

        Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph:

        (b)(v) On April 29, 2005, Kerr-McGee sent a notice to its directors and executive officers. A copy of the notice is filed as Exhibit (a)(5)(vi) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(vi)	Notice to Kerr-McGee directors and executive officers dated April 29, 2005 incorporated by reference to Exhibit 99.1 to Kerr-McGee's Form 8-K filed April 29, 2005.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KERR-MCGEE CORPORATION
By:	(John M. Rauh) Name: John M. Rauh Title: Vice President and Controller

Dated: April 29, 2005

INDEX TO EXHIBITS

(a)(1)(i)	Offer to Purchase, dated April 18, 2005.*
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 18, 2005.*
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 18, 2005.*
(a)(1)(vi)	Letter dated April 18, 2005, from Kerr-McGee Corporation Savings Investment Plan Trustees.*
(a)(1)(vii)	Letter, dated April 26, 2005, from Oryx UK Energy Employee Share Ownership Plan Trustee.**
(a)(1)(viii)	Letter, dated April 26, 2005, from Kerr-McGee UK Employee Savings Plan Trustee.**
(a)(1)(ix)	Letter, dated April 26, 2005, from Kerr-McGee (U.K.) Employee Share Plan Trustee.**
(a)(5)(i)	Form of summary advertisement, dated April 18, 2005.*
(a)(5)(ii)	Press release dated April 18, 2005, announcing the tender offer.*
(a)(5)(iii)	Letter to Kerr-McGee stockholders dated April 27, 2005 from Gregory F. Pilcher, Senior Vice President, General Counsel and Corporate Secretary of Kerr-McGee.***
(a)(5)(iv)	Press release dated April 27, 2005, reporting Kerr-McGee's first quarter 2005 financial and operating results, incorporated by reference to Exhibit 99.1 to Kerr-McGee's Form 8-K filed April 27, 2005.
(a)(5)(v)	Transcript of Kerr-McGee conference call dated April 27, 2005.****
(a)(5)(vi)	Notice to Kerr-McGee directors and executive officers dated April 29, 2005 incorporated by reference to Exhibit 99.1 to Kerr-McGee's Form 8-K filed April 29, 2005.
(b)(i)
$5,000,000,000 Senior Secured Facilities and $1,000,000,000 Interim Facility Commitment Letter, dated April 13, 2005, by and among Kerr-McGee Corporation, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Lehman Brothers Inc. and Lehman Commercial Paper Inc.*
(d)(1)
Rights Agreement dated as of July 26, 2001, by and between the company and UMB Bank, n.a., filed as Exhibit 4.1 to the company's Registration Statement on Form 8-A filed on July 27, 2001, and incorporated herein by reference.
(d)(2)
First Amendment to Rights Agreement, dated as of July 30, 2001, by and between the company and UMB Bank, n.a., filed as Exhibit 4.1 to the company's Registration Statement on Form 8-A/A filed on August 1, 2001, and incorporated herein by reference.
(d)(3)
Kerr-McGee Corporation Direct Purchase and Dividend Reinvestment Plan filed on September 9, 2001, pursuant to Rule 424(b)(2) of the Securities Act of 1933 as the Prospectus Supplement to the Prospectus dated August 31, 2001, and incorporated herein by reference.
(d)(4)
Kerr-McGee Corporation Deferred Compensation Plan for Non-Employee Directors as amended and restated effective January 1, 2003, filed as Exhibit 10.1 to the Form 10-K for the year ended December 31, 2002, and incorporated herein by reference.
(d)(5)
Kerr-McGee Corporation Executive Deferred Compensation Plan as amended and restated effective January 1, 2003, filed as Exhibit 10.4 to the Form 10-K for the year ended December 31, 2002, and incorporated herein by reference.
(d)(6)	Benefits Restoration Plan as amended and restated effective May 1, 1999, filed as Exhibit 10.3 to the Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.

(d)(7)
First Supplement to Benefits Restoration Plan as amended and restated effective January 1, 2000, filed as Exhibit 10.4 to the Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.
(d)(8)
Second Supplement to Benefits Restoration Plan as amended and restated effective January 1, 2001, filed as Exhibit 10.5 to the Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.
(d)(9)
Kerr-McGee Corporation Supplemental Executive Retirement Plan as amended and restated effective February 26, 1999, filed as Exhibit 10.6 to the report on Form 10-K for the year ended December 31, 2001, and incorporated herein by reference.
(d)(10)
First Supplement to the Kerr-McGee Corporation Supplemental Executive Retirement Plan as amended and restated effective February 26, 1999, filed as Exhibit 10.7 to the report on Form 10-K for the year ended December 31, 2001, and incorporated herein by reference.
(d)(11)
Amended and Restated Second Supplement to the Kerr-McGee Corporation Supplemental Executive Retirement Plan as amended and restated effective February 26, 1999, filed as Exhibit 10.8 to the report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference.
(d)(12)	The Long Term Incentive Program as amended and restated effective May 9, 1995, filed as Exhibit 10.5 on Form 10-Q for the quarter ended March 31, 1995, and incorporated herein by reference.
(d)(13)	The Kerr-McGee Corporation 1998 Long Term Incentive Plan effective January 1, 1998, filed as Exhibit 10.4 on Form 10-Q for the quarter ended March 31, 1998, and incorporated herein by reference.
(d)(14)	The Kerr-McGee Corporation 2000 Long Term Incentive Plan effective May 1, 2000, filed as Exhibit 10.4 on Form 10-Q for the quarter ended March 31, 2000, and incorporated herein by reference.
(d)(15)	The 2002 Long Term Incentive Plan effective May 14, 2002, filed as Exhibit 10.2 on Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference.
(d)(16)	The 2002 Annual Incentive Compensation Plan effective May 14, 2002, filed as Exhibit 10.1 on Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference.
(d)(17)	Kerr-McGee Corporation Performance Share Plan effective January 1, 1998, filed as Exhibit 10.19 to the Form 10-K for the year ended December 31, 2002, and incorporated herein by reference.
(d)(18)
Oryx Energy Company 1992 Long-Term Incentive Plan, as amended and restated May 1, 1997, filed as Exhibit 10.15 to the Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.
(d)(19)
Oryx Energy Company 1997 Long-Term Incentive Plan, as amended and restated May 1, 1997, filed as Exhibit 10.16 to the Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.
(d)(20)
Amended and restated Agreement, restated as of January 11, 2000, between the company and Luke R. Corbett filed as Exhibit 10.10 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference.
(d)(21)
Amended and restated Agreement, restated as of January 11, 2000, between the company and Kenneth W. Crouch filed as Exhibit 10.11 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference.
(d)(22)
Amended and restated Agreement, restated as of January 11, 2000, between the company and Robert M. Wohleber filed as Exhibit 10.12 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference.
(d)(23)
Amended and restated Agreement, restated as of January 11, 2000, between the company and Gregory F. Pilcher filed as Exhibit 10.14 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference.

(d)(24)	Agreement, dated as of September 3, 2002, between the company and David A. Hager, filed as Exhibit 10.21 on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference.
(d)(25)
Registration Rights Agreement, dated as of April 6, 2004, among Kerr-McGee Corporation, Westport Energy LLC, Medicor Foundation and EQT Investments, LLC, filed as Exhibit 99.7 to the company's Current Report on Form 8-K dated April 8, 2004, and incorporated herein by reference.
(d)(26)	Compensation Plan for Directors and tax reimbursement arrangement, filed as Exhibit 10.1 to the current report on Form 8-K dated January 18, 2005, and incorporated herein by reference.
(d)(27)	2005 Performance Measures for Annual Incentive Compensation Plan, filed as Exhibit 10.2 to the current report on Form 8-K dated January 18, 2005, and incorporated herein by reference.
(d)(28)	Oryx Energy Company Executive Retirement Plan, as amended and restated January 1, 1995, filed as Exhibit 10.34 on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference.
(d)(29)
Agreement, dated April 14, 2005, between the company, Carl C. Icahn, Barberry Corporation, Hopper Investments, LLC, High River Limited Partnership, Icahn Partners Master Fund LP, Icahn Offshore LP, CCI Offshore LLC, Icahn Partners LP, Icahn Onshore LP and CCI Onshore LLC and Barry Rosenstein, Gary Claar and JANA Partners LLC, filed as Exhibit 10.1 to the current report of Form 8-K dated April 14, 2005, and incorporated herein by reference.
(d)(30)	Oryx U.K. Energy Company Share Ownership Plan, dated May 24, 1990, by and between Oryx U.K. Energy Company and Noble Lowndes Settlement Trustees Limited.**
(d)(31)	First Supplemental Deed relating to the Oryx U.K. Energy Company Share Ownership Plan, dated March 6, 1997, by and between Oryx U.K. Energy Company and Noble Lowndes Settlement Trustees Limited.**
(d)(32)	Second Supplemental Deed relating to the Oryx U.K. Energy Company Share Ownership Plan, by and among Oryx U.K. Energy Company, Noble Lowndes Settlement Trustees Limited and Kerr-McGee Corporation.**
(d)(33)
Kerr-McGee (U.K.) Employee Share Plan, dated March 21, 2002, by and among KM Investment Corporation, Kerr-McGee North Sea (U.K.) Limited, Kerr-McGee Pigments (Europe) Limited and Mourant ECS Trustees Limited.**

*
Previously filed on Schedule TO on April 18, 2005.

**
Previously filed on Amendment No. 1 to Schedule TO on April 26, 2005.

***
Previously filed on Amendment No. 2 to Schedule TO on April 27, 2005.

****
Previously filed on Amendment No. 3 to Schedule TO on April 28, 2005.

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SIGNATURE
INDEX TO EXHIBITS